EXHIBIT 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	FIRST QUARTER 2006

INCREASED DISTRIBUTIONS PROJECTED FOR 2006…

In our Fourth Quarter, 2005 Newsletter, we noted that the Blockbuster lease expiring January 31, 2006 was not anticipated to be renewed and that we expected the property to remain vacant throughout the remaining months of 2006 to facilitate market re-positioning and capital improvements. However, the Blockbuster lease was renewed by Management for a period of two years (see property highlights on page 2).

Therefore, the First Quarter of 2006 distribution of $380,000 (approximately $8.21 per unit) is higher than the planned distribution of $325,000 ($7.02 per unit), due primarily to the Blockbuster lease renewal, as well as the Partnership’s collection of $25,000 in satisfaction of the Judgment related to the former Miami Subs, FL property. (See property highlights on page 2.)

Barring unforeseen expenditures, the remaining quarterly cash flow distributions for 2006 are now projected to be approximately $50,000 ($1.08 per unit) higher each quarter, than the $325,000 ($7.02 per unit) originally anticipated, due to the Blockbuster lease renewal.

IN MEMORIAM…

The Advisory Board wishes to extend its deepest sympathy to the family and friends of Richard (“Dick”) Otte, who died on March 3, 2006. Dick Otte was a limited partner of DiVall 2 since its inception and served on the Advisory Board conscientiously and with great insight and humor since October of 1996.

Dick’s experiences as a managing editor for major Newspapers was instrumental in fashioning clear and concise quarterly Newsletters for his fellow limited partners. He always understood who our typical partner was and how best to communicate our challenges and successes…. We will all miss Dick Otte.

DISTRIBUTION HIGHLIGHTS

•	$380,000 distributed for the First Quarter of 2006 which is approximately $55,000 higher than originally projected.

•	The First Quarter distribution represents approximately $ 8.21 per unit. The approximate annualized “operating return” for the First Quarter of 2006 was 8%, based on the net asset value of $410 per unit as of December 31, 2005.

•	$1,357 to $1,207 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

SEE INSIDE
Property Highlights	2
Questions & Answers	2
New Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	1 Q 06

PROPERTY HIGHLIGHTS

Lease Renewal

Ogden, UT (operates as a Blockbuster store): The Blockbuster lease expired on January 31, 2006. However, the tenant maintained possession of the property and paid the Partnership holdover rent for February and March. In early April, Management executed a $9,000 per month, two-year lease renewal agreement retroactive to February 1, 2006. Due to the lease renewal, capital improvements to reposition the property totaling $100,000, anticipated in the 2006 cash flow plan, will not be needed.

Satisfaction of Judgment

Former Palm Beach, FL property (operated as a Miami Subs): The property was sold in June of 2004. A Judgment was recorded in the Broward County, FL Circuit Court in January of 2005 against the former owner, DiFede Finance Group, for amounts due the Partnership. In the First Quarter of 2006, the Partnership collected $25,000 in satisfaction of the Judgment.

Other

Grand Forks, ND (operates as a Panda Buffet restaurant): On January 24, 2006, the owners of the Panda Buffet Restaurant in Grand Forks, ND gave notice to Management that they intended to exercise their option to acquire the property. A sales contract was executed on February 27, 2006, for the sale of the property at a price of $525,000. The sales contract expired in late March of 2006, so the property will not be sold at the present time. The current operating lease is still in effect and will not expire until 2013.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Second Quarter of 2006 is scheduled to be mailed on August 15, 2006.

•	What was the December 31, 2005 net asset value?

The net asset value was $410 per unit. The Net Asset Value letter from the General Partner was included with the February 15, 2006 distribution mailing.

•	When can I expect to receive my 2005 Annual Form 10-K Report?

Your Annual Report is scheduled to be mailed on May 15, 2006.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901
PHONE:	1-800-547-7686
FAX:	1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	PROJECTED	ACTUAL	VARIANCE
	1ST QUARTER 03/31/2006	1ST QUARTER 03/31/2006	BETTER (WORSE)
OPERATING REVENUES
Rental income	$375,741	$398,376	$22,635
Interest income	6,400	7,681	1,281
Bankruptcy Claim	0	25,000	25,000
Other income	0	3,357	3,357

TOTAL OPERATING REVENUES	$382,141	$434,414	$52,273

OPERATING EXPENSES
Insurance	$9,768	$9,069	$699
Management fees	53,783	53,718	65
Overhead allowance	4,339	4,345	(6)
Advisory Board	3,500	3,500	0
Administrative	20,439	24,980	(4,541)
Professional services	17,720	18,906	(1,186)
Auditing	16,500	18,500	(2,000)
Legal	9,000	10,100	(1,100)
Property Expenses	4,900	630	4,270

TOTAL OPERATING EXPENSES	$139,949	$143,748	($3,798)

INVESTIGATION AND RESTORATION EXPENSES	$0	$134	($134)

NON-OPERATING EXPENSES
Depreciation	62,292	62,292	0
Amortization	3,198	3,390	(192)

TOTAL NON-OPERATING EXPENSES	$65,490	$65,682	($192)

TOTAL EXPENSES	$205,439	$209,564	($4,125)

NET INCOME	$176,702	$224,850	$48,148

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	65,490	65,682	192
Recovery of amounts previously written off	0	(3,357)	(3,357)
(Increase) Decrease in current assets	233,679	427,225	193,546
Increase (Decrease) in current liabilities	(26,435)	93,353	119,788
(Increase) Decrease in cash reserved for payables	25,728	(94,252)	(119,980)
Current cash flows advanced from (reserved for) future distributions	(145,500)	(320,500)	(175,000)

Net Cash Provided From Operating Activities	$329,664	$393,001	$63,337

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	(3,600)	(3,934)	(334)
Payment of Leasing Commissions	0	(12,960)	(12,960)
Recovery of amounts previously written off	0	3,357	3,357

Net Cash (Used In) From Investing And Financing Activities	($3,600)	($13,537)	($9,937)

Total Cash Flow For Quarter	$326,064	$379,464	$53,400

Cash Balance Beginning of Period	2,216,143	2,218,808	2,665
Less 4th quarter distributions paid 2/06	(2,000,000)	(2,000,000)	0
Change in cash reserved for payables or future distributions	119,772	414,752	294,980

Cash Balance End of Period	$661,978	$1,013,024	$351,046

Cash reserved for 1st quarter 2006 L.P. distributions	(325,000)	(380,000)	(55,000)
Cash reserved for payment of accrued expenses	(64,793)	(184,910)	(120,117)
Cash advanced from (reserved for) future distributions	(145,500)	(320,500)	(175,000)

Unrestricted Cash Balance End of Period	$126,685	$127,614	$929

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$380,000	$55,000
Mailing Date	05/15/2006	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF MARCH 31, 2006

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER (2)	OGDEN, UT	646,425	108,250	16.75%						646,425	108,250	16.75%
DENNY’S	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%
DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	70,000	8.28%		52,813	0	0	0.00%	897,813	70,000	7.80%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of March 31, 2006.

2:	The Blockbuster lease expired as of January 31, 2006 in the 6,000 square foot space. Management negotiated a lease renewal agreement with Blockbuster and the new lease is set to expire on January 31, 2008.

3:	In January of 2006 the owners of the Panda Buffet informed Management that they intended to exercise their purchase option in relation to the property. The property was to be sold at a sales price of $525,000 and closing was anticipated to be in the Second Quarter of 2006. However, the sales contract expired and the property is not going to be sold at this time. The current lease remains in effect until the year 2013.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF MARCH 31, 2006

PORTFOLIO	(Note 1)	REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
SUNRISE PRESCHOOL	PHOENIX, AZ	1,084,503	123,318	11.37%		79,219	33,047	0	0.00%	1,182,735	123,318	10.43%
						19,013	6,710	0	0.00%
PANDA BUFFET (3)	GRAND FORKS, ND	739,375	35,000	4.73%						739,375	35,000	4.73%
WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	CHARLESTON, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%
PORTFOLIO TOTALS		13,614,751	1,584,408	11.64%		640,021	69,606	0	0.00%	14,254,772	1,584,408	11.11%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of March 31, 2006.

2:	The Blockbuster lease expired as of January 31, 2006 in the 6,000 square foot space. Management negotiated a lease renewal agreement with Blockbuster and the new lease is set to expire on January 31, 2008.

3:	In January o+D29f 2006 the owners of the Panda Buffet informed Management that they intended to exercise their purchase option in relation to the property. The property was to be sold at a sales price of $525,000 and closing was anticipated to be in the Second Quarter of 2006. However, the sales contract expired and the property is not going to be sold at this time. The current lease remains in effect until the year 2013.